Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: TCW Funds, Inc.

SEC File Nos. 811-07170 and 033-52272

TCW FUNDS, INC.

TCW Artificial Intelligence Equity Fund

(Class I: TGFTX; Class N: TGJNX)

TCW New America Premier Equities Fund

(Class I: TGUSX; Class N: TGUNX)

SUPPLEMENT DATED JANUARY 16, 2024

TO THE PROSPECTUS, SUMMARY PROSPECTUSES AND STATEMENT OF

ADDITIONAL INFORMATION OF

TCW FUNDS, INC.

DATED MARCH 1, 2023, AS SUPPLEMENTED

For all existing and prospective shareholders of the TCW Artificial Intelligence Equity Fund and TCW New America Premier Equities Fund (each, a “Fund”)

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At a meeting held on January 9, 2024, the Board of Directors (the “Board”) of TCW Funds, Inc. (the “Corporation”) approved: (i) an Agreement and Plan of Reorganization (the “Plan”), pursuant to which each Fund (each, a “Target Fund”) will reorganize (each, a “Reorganization” and together, the “Reorganizations”) with and into a newly created corresponding exchange traded fund (“ETF”), which will be a series of the TCW ETF Trust (each, an “Acquiring Fund”); and (ii) submission of the Plan to shareholders of each Target Fund to consider approval.

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If approved by shareholders, the TCW Artificial Intelligence Equity Fund will be converted from a mutual fund to an ETF by reorganizing into the TCW Artificial Intelligence ETF (the “Artificial Intelligence ETF”), which will continue to be managed by TCW Investment Management Company LLC (the “Advisor”).

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If approved by shareholders, the TCW New America Premier Equities Fund will be converted from a mutual fund to an ETF by reorganizing into the TCW Compounders ETF (the “Compounders ETF”), which will continue to be managed by the Advisor.

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A proxy statement/prospectus containing more information regarding the Reorganizations and the Acquiring Funds will be filed with the Securities and Exchange Commission and, once effective, will be mailed to Target Fund shareholders.

•	It is anticipated that a special meeting of shareholders (the “Special Meeting”) will be held in late March 2024 for purposes of approving each Reorganization.
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Shortly before the completion of each Reorganization and as approved by the Board, all Class N shares of each Target Fund will be converted to Class I shares of that Target Fund (the “Share Class Conversion”).

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If the Reorganizations are approved by shareholders, there may be steps that you need to take as an existing shareholder of a Target Fund to receive shares of the Acquiring Fund. If you hold shares of a Target Fund in an account that CANNOT hold an ETF (i.e., your account is not permitted to purchase securities traded in the stock market), there are certain actions you can take. See the “Questions and Answers” section below for further information.

In approving the Reorganizations, the Board, including all of the Directors who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended) of the Funds, determined, with respect to each Target Fund, that participation in the Reorganization is in the best interests of the Target Fund and that the interests of existing shareholders of the Target Fund will not be diluted as a result of the Reorganization.

A proxy statement/prospectus containing more information regarding the Reorganizations and the Acquiring Funds will be filed with the Securities and Exchange Commission and, once effective, will be mailed to Target Fund shareholders. The Special Meeting is expected to be held in late March 2024, at which shareholders of record of each Target Fund will be asked to vote on the proposal to approve the applicable Reorganization. If the Reorganization is approved by Target Fund shareholders at the Special Meeting and certain additional conditions under the Plan are satisfied, each Reorganization is expected to be completed as set forth in the proxy statement/prospectus.

The Acquiring Funds have not commenced investment operations, and they are not expected to have shareholders before the Reorganizations. After the Reorganizations are completed, the Target Funds will no longer exist.

The Advisor believes that each Reorganization will provide multiple benefits for investors in the applicable Target Fund, including lower overall net expenses, additional trading flexibility, increased portfolio holdings transparency and enhanced tax efficiency.

The Reorganizations will be conducted pursuant to the Plan. Each Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. As a result, Target Fund shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (except with respect to cash received, as noted below).

In connection with each Reorganization, shareholders of each Target Fund will receive shares in the applicable Acquiring Fund equal in value to the number of shares of the Target Fund they own and may receive a cash payment in lieu of fractional shares, and the redemption of fractional shares may be a taxable event.

After the Share Class Conversion occurs, each shareholder that held Class N shares of the applicable Target Fund will instead hold Class I shares with the same total net asset value as previously held in the Class N shares. The Class I shares currently have a lower total expense ratio compared to the Class N shares.

Importantly, in order to receive shares of an Acquiring Fund as part of a Reorganization, Target Fund shareholders must hold their shares of the Target Fund through a brokerage account that can accept shares of an ETF. If Target Fund shareholders do not hold their shares of the Target Fund through that type of brokerage account, they may not hold shares of the Acquiring Fund as part of the Reorganization. For Target Fund shareholders that do not currently hold their shares of the Target Fund through a brokerage account that can hold shares of the Acquiring Fund, please see the Q&A that follows for additional actions that those shareholders must take in order to receive shares of the Acquiring Fund as part of the Reorganization. No further action is required for shareholders that hold shares of a Target Fund through a brokerage account that can hold shares of an ETF.

In anticipation of the Reorganizations, the last date on which purchase orders, exchange orders, and redemption orders will be accepted by the Target Funds will be specified in the proxy statement/prospectus.

More information about the proposed Reorganizations will be included in the proxy statement/prospectus when it is available and provided to shareholders.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine whether you need to take action with respect to your shareholder account before the Reorganizations in order to hold shares of the applicable Acquiring Fund.

Q.	Why is the Advisor proposing to convert my mutual fund to an ETF?

A.

The Advisor and the Board believe that the Reorganizations will provide multiple benefits for investors of the Target Funds, including lower net expenses, additional trading flexibility, increased portfolio holdings transparency and the potential for enhanced tax efficiency.

Q.	What types of shareholder accounts can hold shares of an ETF as part of the Reorganizations?

A.

If you hold your Target Fund shares in an account that permits you to purchase securities traded on U.S. stock exchanges, such as ETFs or other types of stocks, then you will be eligible to hold shares of the applicable Acquiring Fund in the Reorganization. No further action is needed by you with respect to your shareholder account.

Q.	What types of shareholder accounts cannot hold shares of an ETF as part of the Reorganization?

A.	The following account types cannot hold ETFs:

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If you hold your Target Fund shares in an account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account that permits investment in ETF shares.

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If you hold your Target Fund shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization, or your broker or intermediary may transfer your investment in the Target Fund to a different investment option before or at the time of the Reorganization.

If your account cannot hold ETF shares and the applicable Reorganization is approved by shareholders and you do nothing, you will not be able to hold shares of the Acquiring Fund. If you do not make timely arrangements to open a brokerage account that can hold ETF shares, your position will be liquidated at Reorganization and you will receive a cash distribution equal in value to the NAV of your Target Fund shares less any fees and expenses your intermediary may charge. This event may be taxable. To prevent a taxable event, please contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account.

If you are unsure about the ability of your account to accept shares of an ETF, please contact your broker or financial intermediary.

Q.	How do I transfer my Target Fund shares to a brokerage account that will accept ETF shares?

A.	The broker where you hold your Target Fund shares should be able to assist you in transferring your shares to a brokerage account that can accept shares of an ETF.

We suggest you provide your broker with a copy of your most recent shareholder statement. Your broker will require your account number, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Target Fund’s transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

If you do not have a brokerage account or a relationship with a brokerage firm, you will need to open an account with a brokerage firm in order to remain an investor in the Acquiring Fund.

Q.	What if I do not want to own shares of the Acquiring Fund?

A.

If you do not want to receive shares of the Acquiring Fund in connection with the Reorganization, you can exchange your Target Fund shares for shares of another mutual fund in the TCW Funds, Inc. mutual fund family or redeem your shares of the Target Fund. Before doing so, however, you should consider the tax consequences associated with either action. Exchanging or redeeming your Target Fund shares may be a taxable event if you hold your shares in a taxable account. The last date to redeem or exchange your shares before the Reorganizations will be specified in the prospectus/proxy statement.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the TCW Artificial Intelligence Equity Fund or TCW New America Premier Equities Fund, nor is it a solicitation of any proxy. For more information regarding either fund, or to receive a free copy of the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to the merger has been filed with the Securities and Exchange Commission and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement relating to the proposed merger will also be available for free on the Securities and Exchange Commission’s web site (http://www.sec.gov). Please read the prospectus/proxy statement relating to the proposed merger carefully before making any investment decisions.

Please retain this Supplement with your records.